DRAGON ACQUISITION CORPORATION Floor 28, Block C, Longhai Mingzhu Building No. 182 Haier Road, Qingdao 266000 People’s Republic of China Tel: (86) 532 8099 7969

August 2, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Stacie D. Gorman

Re:

Dragon Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed on June 21, 2010
File No. 333-166658

We hereby submit the responses of Dragon Acquisition Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 19, 2010, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.

We note your response to comment 2 of our letter dated June 4, 2010 and the supplemental materials you provided on July 2, 2010. Please note that the material provided does not appear to support all of the quantitative and qualitative business and industry disclosure included in the registration statement. As such, please ensure that you provide support for all noted disclosure included in this document. For example only, please note the following.

The information in Tabs 3 and 4 does not appear to support your statements on page 29;

The information in Tabs 8 and 9 does not appear to support the statements on page 46 in their entirety;

It does not appear that you have provided support for much of the disclosure presented on pages 46 through 53. This includes, but is not limited to, providing support for the tables, the paragraph that falls between the tables, and the paragraph immediately following the tables on page 46.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available.

Company Response: We are providing Staff with the additional supporting materials for the quantitative and qualitative business and industry data used in the Registration Statement. None of the supporting materials were prepared specifically for us in connection with this offering. We have also updated our disclosure to the extent more recent information is available and we have deleted disclosure in instances where we do not have or cannot readily access supporting materials.

2.	We note your response to comment 3 of our letter. Please add this explanation regarding the differences between the city tier levels to your registration statement where you first discuss tier levels.

Company Response: We have added this explanation regarding the differences between the city tier levels to our prospectus summary.

3.

We note your response to comment 14 and the preliminary proxy statement filed July 7, 2010 to change your name and amend your memorandum and articles of association. Please revise this document and your legality opinions to reflect those changes as applicable.

Company Response: As per our definitive proxy statement filed on July 19, 2010, we will hold an extraordinary general meeting of shareholders on August 6, 2010 to consider the proposals to change our name and amend and restate our memorandum and articles of association. We will revise our Registration Statement and our legality opinions in a future amendment to the Registration Statement following approval of these proposals at the meeting.

Risk Factors, page 7

The recent financial crisis could negatively affect our business … page 7

4.	Please expand your disclosure in this risk factor to address the potential impact of the financial crisis on your ability to obtain financing.

Company Response: We have revised our disclosure in this risk factor to address the potential impact of the financial crisis on our ability to obtain financing.

Our sales will be affected if mortgage financing becomes more costly or otherwise becomes less attractive, page 8

5.

We note your response to comment 53 of our letter. Please clarify that you are only required to place 5% of the purchase price in escrow, and that the funds are released back to you with no future obligation once title has passed to the purchaser.

Company Response: We have revised our disclosure to clarify that we are only required to place 5% of the purchase price in escrow, and that the funds are released back to us with no future obligation once title has passed to the purchaser.

Risks Related to Doing Business in China, page 12

6.

Please note that several of the risk factors in this section contain detailed information that should be explained later in your document. The risk factors in this section should briefly identify the risk and the harm that would be incurred should the facts surrounding the risk materialize. For instance, the risk factors on pages 14 through 16 should be revised to relocate the detailed information concerning subject regulations to your business section. Please revise your disclosure accordingly.

Company Response: We have revised our risk factors in this section to remove detailed information to other sections of our Registration Statement, so that our risk factors briefly identify the risk and the harm that would be incurred should the facts surrounding the risk materialize.

Changes in China’s political or economic situation could harm us and our operating results, page 12

7.

There appears to be other risk factors that address the items listed as bullet points here. Also, please note that each risk factor should only discuss a single risk. To the extent that listed items present material risks, they should be discussed as separate risk factors. Please revise your disclosure as applicable.

Company Response: We have reevaluated our disclosure and removed this risk factor.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws … pane 16

8.	In the regulation portion of your business section, please revise to elaborate on how the FCPA affects your operations.

Company Response: We have revised the regulation portion of our Business section to elaborate on how the FCPA affects our operations.

Capitalization, page 23

9.	Please update the stockholders’ equity portion of the capitalization table as of March 31, 2010.

Company Response: Please note that the Company’s first fiscal quarter ended March 25, 2010, not March 31, 2010 The table will be updated to reflect future interim periods when the new interim  information becomes available.

Selected Consolidated Financial Data, page 25

Quarterly Financial Results, page 27

10.	Please do not differentiate the column headings for the periods ended March 25, 2010 and March 25, 2009 as unaudited because every period presented is unaudited.

Company Response: We have revised this table to remove references to “unaudited.”

Management’s Discussion and Analysis of Financial Condition … page 28

Principal Factors Affecting Our Financial Performance, page 28

11.

We note your response to comment 17 and your supplemental explanation of why you believe the RMB 400 billion will benefit you. Please expand your disclosure in this section to include this explanation.

Company Response: We have revised our disclosure in this section to include the explanation of why we believe the RMB 400 billion under the stimulus plan will benefit us.

Taxation, page 30

12.

We note your reference in this section to the risk factors. As noted above, the risk factors should not include detailed information. As such, please revise this section to include the material taxation information. Also, please revise the discussion under the subheading “China” to specifically discuss how the tax laws currently apply to you.

Company Response: We have revised this section to include a reference to our PRC government regulations section instead of the risk factors section. We have also revised this section to discuss how the tax laws currently apply to us.

Results of Operations, page 30

Comparison of Three Months Ended March 25, 2010 and March 25, 2009, page 30

13.	Please revise the bullet points under footnote 1 to clarify what the phrase “stated GFA” is referencing. Please make similar revisions to your disclosure on pages 34 and 38.

Company Response: “Stated GFA” refers to the GFA amounts quoted in the “Total GFA” column. To avoid confusion, we have removed references to “stated GFA” and instead referred to “total GFA.” We have also further revised footnote 1 to clarify the determination of total GFA.

14.

We note your disclosure that higher sales of completed projects resulted in higher total sales. Considering you have not been able to sell 100% of your completed projects, please revise to compare the number of projects completed at the periods ended in 2010 and 2009. To the extent you were able to sell a greater percentage of completed projects, please discuss the reason for such increase.

Company Response: We have revised our disclosure to compare the number of projects completed at the periods ended in 2010 and 2009.

15.

We note your disclosure that the increase in cost of sales is mainly due to the increase in sales. We also note that your cost of sales increased at a greater rate than your total sales. Please revise to discuss the reason for the noted experience. If the reason for the higher rate in cost is solely related to the “villager relocation project in Xudong,” please revise to explain such impact on the rate of increase in cost of sales as compared to the increase in your total sales.

Company Response: The primary reason for the higher rate in cost is related to the villager relocation project in Xudong (Dongli Garden project). We have revised our disclosure to clarify accordingly.

16.

To the extent that you have additional assets subject to agreements similar to those with the Xudong government, please revise to discuss such agreements and the impact it will have on your operations. Also, please identify any assets or projects still subject to the agreements with the Xudong government.

Company Response: Currently the Xudong (Dongli Garden) project is the only such project that is subject to this kind of agreement with the local government. We do not have additional assets that are subject to agreements similar to those entered into in connection with the Xudong (Dongli Garden) project. Moreover, we do not have other assets under similar agreements with the Xudong government or governmental agencies in other municipalities.

17.

Similar to your cost of sales, we note that your selling expenses also increased at a faster rate than your total sales. Please revise to explain why the pre-sales expenses related to your Weihai International Plaza project led to the noted increase. Do you not engage in “pre-sales” for your other projects?

Company Response: We do engage in pre-sales for our other projects. We have revised our disclosure to explain why the pre-sales expenses related the Weihai International Plaza project led to the noted increase. There are also other factors that contributed to the fact that selling expenses increased at a faster rate than total sales: As explained in our analysis regarding Comment 15, the price control mechanism in the Xudong (Dongli Garden) project kept overall revenue disproportionately low, while expenses, including selling expenses, grew at normal pace. Finally, there is always a timing lag between pre-sales activity and revenue recognition, and the two processes cannot always follow similar schedules or keep the same pace, and in most cases they do not.

Liquidity and Capital Resources, page 40

Net cash flow from financing activities, page 41

18.

We note your response to comment 55 of our letter. If there is no additional borrowing capacity on the credit facilities referred to on page 41, please do not characterize them as a source of cash in your narrative.

Company Response: We have revised our disclosure to remove the reference to our credit facilities as a source of cash.

Obligations under Material Contracts, page 42

19.

We note your response to comment 24 of our letter. We note that one of the outstanding loans listed on page 41 does not mature until November 2015. In light of this, please explain why there are no amounts listed under the column entitled “3-5 years.”

Company Response: Upon further consideration, we have re-categorized two of our loans, namely the China Agricultural Bank - Laixi Branch loan and the China Agricultural Bank - Jimo Branch loan. There are no written agreements between the Company and these lenders. Instead, certain employees signed agreements with the banks (with the Company acting as a guarantor) and then loaned the money to the Company. The employees originally made these loans to the Company in 2003 and 2005 and they were originally intended to be short-term loans. Although the Company has extended the loans each year, they are still categorized as short-term loans. See our revised disclosure on Pages 42 and F-16 of the Registration Statement.

Business, page 45

20.

Please revise to balance the industry disclosure with current efforts by the Chinese government to tighten its economic policy. Such updated disclosure should be included in the beginning of the industry subsection. To the extent that you believe these “policy tightening” efforts will impact your business, please discuss such impact in your MD&A section.

Company Response: We have revised our industry section and MD&A section to include a discussion of the impact of current efforts by the Chinese government to tighten its economic policy.

Our Competitive Strengths, page 53

21.	We note your response to comment 26 of our letter. Please expand your disclosure in the fourth bullet point to include your explanation as to what you consider to be a “premier location.”

Company Response: We have expanded our disclosure in the fourth bullet point to include our explanation as to what we consider to be a “premier location.”

Project Development Process, page 55

22.

We note that you acquire land use rights from companies owned by Longhai Group. Please clarify Longhai Group’s relationship with Longhai Holdings. Also, if Antoine Cheng owns 100% of Longhai Group, similar to his ownership of Longhai Holdings, please revise to clarify such. Please revise to clarify if Longhai Group is your only means of acquiring land use rights.

Company Response: We have revised our disclosure to clarify that Longhai Group is 100% owned by Antoine Cheng. These companies are under common control, but they do not have any other relationship. Longhai Group is not our only means of acquiring land use rights. Please refer to “Business - Project Development Process,” where we disclosed all of our means of acquiring land use rights.

23.

We note the revised disclosure that the land use rights provided to Longhai Group are “consistent with the government’s long-term policy.” Please revise to clarify how providing Longhai Group with land use rights is specifically consistent with the government’s long-term policy.

Company Response: We have revised our disclosure to clarify how providing Longhai Group with land use rights is specifically consistent with the government’s long-term policy.

24.

So that investors can understand the regulatory environment in which you operate and acquire your primary assets, please revise to discuss the process of acquiring land use rights, including a description of the bidding process and a discussion of how persons are selected to bid on such rights.

Company Response: We have revised our disclosure to discuss the process of acquiring land use rights, including a description of the bidding process and how persons are selected to bid on such rights.

25.

We note your response to comment 28 that the local governments agree to pay back the financing “sometime following the completion of construction.” Please disclose the typical principal terms of Longhai Group’s financing arrangements with the local governments

Company Response: We have revised this disclosure to describe the typical terms of Longhai Group’s arrangements with the local governments.

Projects in planning, page 56

26.

We note that the estimated figures included here are based on the assumption that 100% of your available GFA will be sold during the selling period. From page 59, we note that there remains unsold GFA in a number of projects. Please revise to clarify which of those projects remain in the “selling period,” as that term is used on page 58. In light of such remaining unsold GFA, please explain your 100% assumption.

Company Response: We have revised our disclosure to clarify that all of our projects with unsold GFA still remain in the “selling period.”

27.

We note your response to comment 30 and the additional footnotes. Please revise to clarify when each property right was acquired and discuss how you determined the fair market value of the listed land reserves.

Company Response: We have reevaluated this disclosure and removed the fair market value information for our land reserves.

Competition, page 60

28.

We note your response to comment 33 of our letter that you will be targeting middle-income customers in the tier one and tier two cities. However, in the previous paragraph, under clause 2, you state that you will focus on middle-income families in … second-tier and third-tier cities. Please revise to reconcile your disclosure or explain why the noted disclosures are not inconsistent.

Company Response: We have revised our disclosures to reconcile the inconsistencies.

History and Corporate Structure, page 64

Financing Transaction, page 65

29.

We note your response to comment 36 of our letter. Please reconcile for us the fair value assigned to these issuances of common stock to your estimated offering price per share, or range, when available and provide us with details of the significant factors contributing to the differences.

Company Response: We will provide a reconciliation of the fair value assigned to these issuances of common stock to our estimated offering price per share, or range, and will provide details of the significant factors contributing to the difference by future amendment to our Registration Statement once such information is available.

Transactions with Related Persons … page 72

30.

We note your response to comment 44 of our letter. In response to our comment, you have revised your disclosure to state that the loan due from the Longhai Group and its subsidiaries will be repaid promptly. Please specifically state when this loan will be repaid.

Company Response: We have revised our disclosure to specifically state when this loan will be repaid.

Consolidated Statements of Income and Comprehensive Income, page F-3

31.	Please round per share information to two decimal points.

Company Response: We have revised our Consolidated Statements of Income and Comprehensive Income to round per share information to two decimal points.

Notes to Consolidated Financial Statements, page F-5

Note 13 – Short-term Loans, page F-15

32.	Please disclose the repayment terms, including due dates, of your short-term loans discussed in Note 13 and your long-term debt discussed in Note 14.

Company Response: We have revised to disclose the repayment terms, including due dates, of our short-term loans discussed in Note 13 and our long-term debt discussed in Note 14.

Notes to Consolidated Financial Statements, page F-27

Note 1 – Organization, page F-27

33.	We note your response to comment 46 of our letter. As previously requested, please explain what is meant by Mr. Zhou Li “as nominee” for Mr. Zhang and Ms. Cheng.

Company Response: A short nominee agreement (the “Nominee Agreement”) was entered into between Mr. Zhang and Ms. Cheng collectively as “Party A” and Mr. Zhou Li as “Party B”. The Nominee Agreement provided that Party A nominated Party B to hold Party A’s shares of Leewell Investment Group Limited, a Hong Kong company (“Leewell”) with authorization to exercise voting rights for Party A and attend shareholder meetings on Party A’s behalf upon the direction of Party A. Party A was also entitled to all profits and liable for all loss relating to the shares, except that Party B was liable for any loss suffered by Leewell as a result of Party B’s failure to follow the instructions of Party A.

The Nominee Agreement is typical of a practice in Hong Kong to use nominee shareholders in order to maintain complete confidentiality of ownership. The nominee agreement is typical in that the nominee is the registered owner who holds shares on behalf of the actual owner (beneficial owner) under a custodial agreement. The name of the nominee shareholder will appear as a public record. The name of the beneficial owner is not documented as a public record. A simple custodial agreement or declaration of trust is executed between the nominee shareholder and the beneficial owner to protect the interest of the beneficial owner, as is the case with respect to the Nominee Agreement. The declaration of trust is stamped and delivered to the beneficial owner, together with a blank share transfer document signed by the nominee. The beneficial owner can therefore take control of the company at any time. For more information, refer to http://www.acshk.com/hongkong.htm.

Note 2 – Acquisition of Subsidiaries, page F-27

34.

We note your response to comment 48 of our letter. As previously requested, please clarify your basis for characterizing a portion of the bargain purchase gain as an equity contribution. In your response, please address whether a control group existed among the shareholders of Leewell and the shareholders of the entities from which you purchased the properties, and how you made that determination.

Company Response: As we pointed in our June 21 response to comment 48, in several of our business acquisitions, a portion of the bargain purchase was allocated to additional paid-in capital because it was acquired from a related party. Note 2 to the December 25, 2009 financial statements, beginning on page F-28, explains the relationship for each acquisition. The related parties, although not shareholders of the Company, can influence the Company and in effect generate or cause a capital contribution to the Company. This characterization is supported by citations in ASC 470-50-40-2 and ASC 225-10-S99-4, in which transactions with related parties who are non-shareholders but “economic interest holders” are characterized as capital transactions to the reporting entity.

35.	We note your response to comment 49 of our letter. Please provide similar disclosure for the Mingwei acquisition or tell us where such disclosure exists in the filing.

Company Response: We have revised paragraph 5 of page F-30 to provide similar disclosure for the Mingwei acquisition.

Note 3 – Summary of Significant Accounting Policies, page F-33

Revenue Recognition, page F-34

36.

We note your response to comment 50 of our letter. Please clarify what consideration, other than cash, is typically received from customers. In addition, it is still not clear how revenue could be recognized under the full accrual method prior to payment in full of all consideration due, pursuant to your policy and ASC 360-20-40-7(b). Please revise your disclosure to explain.

Company Response: As we pointed out in our June 21 response to comment 50, in the past we have never had to apply the full accrual method because none of our projects were completed within a year. In the future, should we apply the full accrual method, consideration from customers would not be limited to cash. Part of the consideration could, as an example, be a note from the customer to the company, in which case it should be classified as current assets under contracts receivable.

Note 5 – Related Party Transactions, page F-39

37.

We note that you refer to Note 2 in the context of Mr. Antoine Cheng’s interest in Longhai Group. Please revise your disclosure to make it clear that a significant number of your recent acquisitions were from related parties by addressing these transactions in your related party footnote and including the disclosures required by ASC 850-10-50-1, either in your related party footnote or by reference to Note 2.

Company Response: We have revised our related party footnote to clarify that a significant number of our recent acquisitions were from related parties.

Unaudited Pro Forma Combined Financial Information, page F-45

38.	Please update the pro forma financial information in accordance with Rule 11-02(c).

Company Response: We have revised our Registration Statement to include pro forma financial information as of March 31, 2010.

Selling Shareholder Disclosure

Plan of Distribution, page 7A

39.

We note your response to comment 58 of our letter. Please clearly identify Brean Murray, Carret & Co. and Access America Fund and their affiliates as underwriters. Please note that sales by those persons will be viewed as a primary offering and must be made at a fixed price because you may not conduct a primary at-the-market offering on Form S-1.

Company Response: We have revised our disclosure to clearly identify Brean Murray, Carret & Co. and Access America Fund and their affiliates as underwriters.

40.

We note that the resale registration covers securities that were recently issued. As such, it may appear that this offering is one conducted by or on behalf of the company. Please revise to include a statement that selling shareholders “may” be deemed to be underwriters when selling their shares.

Company Response: We have revised our disclosure to include a statement that selling shareholders “may” be deemed to be underwriters when selling their shares.

Exhibit 5.1

41.

Please note that a number of the assumptions made relate to legal conclusions about outstanding securities or securities to be issued. Please have counsel review such assumptions and remove those that contain legal conclusions or explain why such conclusions are appropriate. Additionally, a number of the assumptions assume facts that should be known or are readily ascertainable. Such assumptions should be removed or explain to us why they are not readily ascertainable. Please have counsel review and revise this opinion accordingly.

Company Response: Counsel has reviewed the legal and factual assumptions in its form of legal opinion and has revised it in accordance with this comment. Enclosed with this response letter as Annex A is a draft of the legal opinion corresponding to Exhibit 5.1 to the Registration Statement, as amended.

42.

In section 3, please have counsel revise to address the legality of the securities to be issued in this offering. Also, it does not appear that you have addressed the legality of the warrants that are outstanding. Please revise to opine upon the legality of your outstanding warrants.

Company Response: Counsel has revised its form of legal opinion in accordance with this comment.

43.

We note the statement on page 5 that: “This opinion is addressed to and is for the benefit solely of the addressees and may not be relied upon by, or disclosed to, any other person without our prior written consent.” Language that serves to limit or implies that the opinion is only for the benefit of certain persons is not appropriate. Please have counsel revise to remove the qualifying language.

Company Response: Counsel has revised its form of legal opinion to remove the qualifying language.

Exhibit 5.2

44.	Please revise to clarify that this opinion only relates to the underwriters’ warrants, as indicated by your exhibit index.

Company Response: The opinion has been revised to clarify that it only relates to the underwriters’ warrants. Enclosed with this response letter as Annex B is a draft of the legal opinion corresponding to Exhibit 5.2 to the Registration Statement, as amended.

45.

We refer to your assumption (e) on page 2 of the legal opinion. This assumes a fact that should be known or is readily ascertainable. Please have counsel provide a revised opinion that does not include this assumption.

Company Response: Counsel has revised its form of legal opinion to remove assumption (e) on page 2 of the legal opinion.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8156.

Sincerely,

Dragon Acquisition Corporation
By:  /s/ Weiqing Zhang
             Weiqing Zhang
             Chief Executive Officer

ANNEX A

[FORM OF OPINION]

Exhibit 5.1

DRAFT: NPB (02.08.10)

Our ref NPB/657432/19079180v2

Dragon Acquisition Corporation
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037-1122

[•] 2010

Dear Sirs

Dragon Acquisition Corporation

We act as counsel as to matters of Cayman Islands law to Dragon Acquisition Corporation, an exempted company incorporated in the Cayman Islands with incorporation number 164013 (the "Company").

1.

Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1.	The Certificate of Incorporation dated 10 March 2006 and Memorandum and Articles of Association of the Company as registered on 10 March 2006 (the "Articles").

1

1.2.

The unanimous written resolutions (collectively, the "Resolutions") of the Board of Directors of the Company dated (i) 14 April 2010 ("Resale Pre-Closing Resolutions"); (ii) 14 April 2010 (the "Resale Post-Closing Resolutions") and [Ï] 2010 ("Underwritten Offer Resolutions").

1.3.	The register of members of the Company as provided to us on [Ï] 2010 (the "Register of Members").

1.4.	A Certificate of Good Standing issued by the Registrar of Companies dated 28 July 2010 (the "Certificate of Good Standing").

1.5.	A certificate from a Director of the Company a copy of which is annexed hereto (the "Director's Certificate").

1.6.

Warrants for the purchase of 1,387,350 ordinary shares of par value US$0.002112 in the Company ("Ordinary Shares") issued by the Company to certain private placement investors on 14 April 2010 (the "Private Placement Warrants").

1.7.	Warrant for the purchase of 138,735 Ordinary Shares issued by the Company to private placement agent on 14 April 2010 (the "Placement Agent Warrant").

1.8.

Form of warrant to be issued by the Company on or about the date hereof to the underwriter for the purchase of up to 5% of the Ordinary Shares to be issued pursuant to an underwritten offer of the Company (the "Underwriter's Warrant").

The Private Placement Warrants, the Placement Agent Warrant and the Underwriter's Warrant are referred to herein as the "Warrants".

2.

Assumptions

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director's Certificate and the Certificate of Good Standing. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. We have also relied upon the following assumptions, which we have not independently verified:

2.1.

Copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.2.	All signatures, initials and seals are genuine.

2.3.	At the time of the exercise of each Warrant in accordance with its terms (the "Exercise"):

	(a)	the laws of the Cayman Islands (including the Companies Law (2010 Revision) of the Cayman Islands (the "Companies Law")) will not have changed;

	(b)	the Company will have sufficient authorised but unallotted and unissued Ordinary Shares, in each case to effect the Exercise in accordance with the Articles and the Companies Law;

	(c)	the Company will be able to pay its debts as they fall due in the ordinary course of business immediately following the Exercise;

	(d)	the Company will not have been struck off or placed in liquidation;

2

	(e)	the issue price for the Ordinary Shares to be issued pursuant to each Warrant (the "Warrant Shares") will not be less than the par value of the Warrant Shares; and

	(f)	the Articles will not have been altered, amended or restated.

2.4.

At the time of the conversion of the 2,774,700 outstanding 6% convertible preference shares of par value US$0.002112 each in the Company (the "Outstanding Preference Shares") into Ordinary Shares in accordance with the Articles (the "Conversion"):

	(a)	the laws of the Cayman Islands (including the Companies Law) will not have changed;

	(b)	the Company will have sufficient authorised but unallotted and unissued Ordinary Shares, in each case to effect the Conversion in accordance with the Articles and the Companies Law;

	(c)	the Company will be able to pay its debts as they fall due in the ordinary course of business immediately following the Conversion;

	(d)	the Company will have shares in issue immediately prior to the Conversion other than the Outstanding Preference Shares to be converted;

	(e)	the Company will not have been struck off or placed in liquidation;

	(f)	the issue price for Ordinary Shares to be issued on the Conversion will not be less than the par value of such Ordinary Shares; and

	(g)	the provisions of the Articles and the Resolutions relating to the Conversion will not have been altered, amended or restated.

2.5.	There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing.

3.	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1.	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2.	The Company has full power and authority under its Articles to enter into, execute and perform its obligations under the Warrants.

3.3.

The execution, delivery and performance of the Warrants have been authorised by and on behalf of the Company and, assuming the Underwriter's Warrant been executed and the Warrants have been unconditionally delivered, in each case by a director or officer of the Company, the Warrants have been duly executed and delivered on behalf of the Company.

3

3.4.

The 31,000,062 outstanding Ordinary Shares (the “Outstanding Ordinary Shares”) and the form of share certificate to be used to evidence ownership of the Outstanding Ordinary Shares have been duly authorised by the Company. The Outstanding Ordinary Shares have duly issued as fully paid and non-assessable. The rights and restrictions of the Outstanding Ordinary Shares are as set out in the Articles.

3.5.

The Warrant Shares have been duly authorised by the Company. Upon receipt by the Company of payment therefore (as provided in each Warrant) and registration in the Register of Members, the Warrant Shares will be duly issued as fully paid and non-assessable. The rights and restrictions of the Warrant Shares will be as set out in the Articles.

3.6.

The Outstanding Preference Shares and the form of share certificate to be used to evidence ownership of the Preference Shares have been duly authorised by the Company. The Outstanding Preference Shares have duly issued as fully paid and non-assessable. The rights and restrictions of the Outstanding Preference Shares are as set out in the Articles and the Resolutions. When the Ordinary Shares are issued upon Conversion of the Outstanding Preference Shares in accordance with the terms of the Articles and the Resolutions and entered as fully paid on the Register of Members, the Ordinary Shares will be duly issued as fully paid and non-assessable and will have the rights, privileges and preferences of Ordinary Shares are as set out in the Articles.

4.	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1.	Cayman Islands stamp duty may be payable if the original Warrants are brought to or executed in the Cayman Islands.

4.2.	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.3.	We make no comment with regard to the references to foreign statutes in the Warrants.

4.4.

Under the Companies Law, the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

We express no view as to the commercial terms of the Warrants or whether such terms represent the intentions of the parties and make no comment with regard to the representations that may be made by the Company.

Yours faithfully

Maples and Calder

4

ANNEX B

Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW | Washington, DC 20037-1122 | tel 202.663.8371 | fax 202.663.8007

[FORM OF OPINION]

Exhibit 5.2

______________, 2010

[Dragon Acquisition Corporation]
Floor 28, Block C
Longhai Mingzhu Building
No.182 Haier Road, Qingdao 266000
People’s Republic of China

Ladies and Gentlemen:

We are acting as U.S. counsel for [Dragon Acquisition Corporation], a Cayman Islands company (the “Company”), in connection with the issuance and sale by the Company of one or more underwriter’s warrants (the “Underwriter’s Warrants”) to purchase Ordinary Shares, $0.002112 par value per share, of the Company pursuant to the Registration Statement on Form S-1 (No. 333-166658) (such Registration Statement, as amended from time to time, is herein referred to as the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Act”).

We have reviewed and are familiar with such documents, corporate proceedings and other matters as we have considered relevant or necessary as a basis for this opinion. Based upon, subject to and limited by the foregoing and subject to the assumptions, qualifications, limitations, and exceptions set forth below, we are of the opinion that:

1. The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands, the Company has full power and authority under the [Certificate of Incorporation dated 10 March 2006 and Memorandum and Articles of Association of the Company as registered on 10 March 2006] to enter into, execute and perform its obligations under the Underwriter’s Warrants, and the execution, delivery and performance of the Underwriter’s Warrants has been authorized by and on behalf of the Company and, assuming the Underwriter’s Warrants have been executed and unconditionally delivered by a director or officer of the Company, the Underwriter’s Warrants have been duly executed and delivered on behalf of the Company.

2. The Underwriter’s Warrants, when issued and sold by the Company in the manner described in the Registration Statement and the Prospectus, will constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with their terms, under New York law.

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____________, 2010

The foregoing opinions are subject to the following assumptions, exceptions, qualifications and limitations:

a. Our opinion is subject to and limited by (i) the effect of bankruptcy, insolvency, fraudulent conveyance and other similar laws affecting or relating to the rights of creditors generally, (ii) general equitable principles, (iii) requirements of reasonableness, good faith and fair dealing, and (iv) in the case of waivers and exculpatory provisions, the effect of public policy.

b. Certain remedial provisions of the Underwriter’s Warrants on which we are opining may be unenforceable in whole or in part, but the inclusion of such provisions does not affect the validity of the balance of the Underwriter’s Warrants, and the practical realization of the benefits created by the Underwriter’s Warrants taken as a whole will not be materially impaired by the unenforceability of those particular provisions. In addition, certain remedial provisions of the Underwriter’s Warrants may be subject to procedural requirements not set forth therein.

c. We have assumed for so much of our opinion as relates to the choice of the law of New York as the governing law of the Underwriter’s Warrants would not result in a violation of an important public policy of another state or country having greater contacts with the transactions contemplated by the Underwriter’s Warrants than New York.

d. We express no opinion as to the validity or enforceability of any provisions in the Underwriter’s Warrants that purport to prevent oral modification or waivers.

e. We have assumed that the execution and delivery of, and the performance of its obligations under, the Underwriter’s Warrants by the Company do not and will not violate or conflict with, result in a breach of, or constitute a default under, the memorandum of association and the articles of association of the Company, as amended or supplemented from time to time, or (ii) any order, decision, judgment or decree that may be applicable to the Company or any of its affiliates or any of their respective properties.

f. Our opinion in paragraph 1 is based entirely on our review of the legal opinion issued by Maples and Calder and addressed to the Company and Pillsbury Winthrop Shaw Pittman LLP, dated [], 2010.

We hereby consent to the filing of this opinion as Exhibit 5.2 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Registration Statement and in the Prospectus included therein. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder

Very truly yours,

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